Exhibit 99.1

Nova Measuring Instruments Ltd.

Tel: (972-8) 9387505

Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel
Notice of an Extraordinary General Meeting of Shareholders

        Notice is hereby given that an Extraordinary General Meeting of the Shareholders of Nova Measuring Instruments Ltd. (the “Company”) will be held on November 30, 2006 at 5:00 p.m. local time in Israel, at the Company offices, Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. The Extraordinary General Meeting of Shareholders is for the following purposes:

1.	Approval of the Employment Agreement between the Company and Dr. Giora Dishon.

2.	Approval of the Employment Agreement between the Company and Dr. Moshe Finarov.

        Only shareholders of record as of October 31, 2006, the record date fixed by the Company (the “Record Date”), are entitled to attend the meeting and any adjournments or postponements and vote either in person or by proxy. Holders of the Company’s ordinary shares who hold their shares through a member of the Tel-Aviv Stock Exchange (the Nominee Company of Hapoalim Bank Ltd.) and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

        All shareholders are cordially invited to attend the meeting in person. Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. Envelopes will be postage paid in the United States.

By order of the Board of Directors,

Micha Brunstein, Chairman of the Board of Directors of the Company

October 26, 2006

Nova Measuring Instruments Ltd.
Weizmann Science Park
Building 22, Einstein St., Ness Ziona, Israel
Tel: 972-8-9387505
Fax: 972-8-9407776

Proxy Statement
For the Extraordinary General Meeting of Shareholders
To be held on November 30, 2006 at 5:00 p.m. (Israel time)
At the Company’s Registered Offices

        This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Nova Measuring Instruments Ltd. (the “Company”) for use at the Extraordinary General Meeting of Shareholders (“Shareholders Meeting”) to be held at the Company offices, Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel, on November 30, 2006 at 5:00 p.m. local time in Israel and at any adjournments thereof.

Record Date

        Only shareholders of record as of October 31, 2006, the record date fixed by the Company, are entitled to attend the Shareholders Meeting and any adjournments or postponements and vote either in person or by proxy. As of September 30, 2006, there were 17,082,343 ordinary shares of the Company, par value NIS 0.01 per share (“Ordinary Shares”), outstanding and entitled to vote.

Voting Procedures, Revocation of Proxy

        All shareholders who are unable to attend the Shareholders Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Shareholders Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, at its registered offices, [c/o Mr. Dror David, Chief Financial Officer], at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel, no later than 48 hours prior to the meeting, that is on or before November 28, 4:59 p.m., local time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Dror David, Chief Financial Officer of the Company; or (ii) attending the Shareholders Meeting and voting in person.

        The Company has named Dr. Micha Brunstein and Mr. Dror David or each of them acting independently, as proxy.

        Holders of the Company’s ordinary shares who hold their shares through a member of the Tel-Aviv Stock Exchange (the Nominee Company of Hapoalim Bank Ltd.) and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Quorum and Required Majority

        At least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least one-third (33.33%) of the issued and outstanding voting shares, will constitute a quorum at the Shareholders Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Shareholders Meeting, the Shareholders Meeting will stand adjourned to the same day in the following week at the same time and place. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of any number of shareholders attending in person or by proxy will constitute a quorum.

        With respect to Proposal No. 1 and Proposal No. 2, the affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval.

        If a shareholder fails to vote by proxy or in person with regard to a specific proposal, the shares represented by such proxy or owned by such shareholder will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, the practical effect will be to reduce the number of affirmative votes required to constitute approval of the proposal. Further, if a written proxy is signed by a shareholder and returned without instructions, the ordinary shares represented by the proxy will be deemed to have voted “ABSTAIN” with respect to all of the proposals set forth herein. Broker “non-votes” will be considered abstentions. Abstentions will be deemed as neither a vote “FOR” nor “AGAINST” the proposal considered at the Shareholders Meeting, although they will be counted in determining whether a quorum is present.

        The Board of Directors knows of no matter other than those set forth below and in the accompanying Notice of Extraordinary General Meeting of Shareholders to be presented at the Shareholders Meeting.

        All of the shareholders of the Company have the same voting rights.

Expenses and Solicitation

        The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on November 2, 2006. This proxy statement and the accompanying proxy card are also available to the public through one the following websites www.magna.isa.gov.il, http://maya.tase.co.il or www.sec.gov.

        All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of stock held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs. Solicitation by directors, officers and employees of the Company may also be made of some stockholders in person or by mail, telephone or telegraph following the original solicitation.

        Shareholders wishing to express their position on an agenda item for this Shareholders Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Dror David, Chief Financial Officer, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. Any Position Statement received will be made available on the websites www.magna.isa.gov.il or http://maya.tase.co.il., and under cover of Form 6-K filed electronically with the US Securities and Exchange Commission by means of EDGAR.

          Position Statements should be submitted to the Company no later than November 10, 2006.

          Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

ITEM NO. 1

PROPOSAL TO APPROVE THE EMPLOYMENT AGREEMENT
BETWEEN THE COMPANY AND DR. GIORA DISHON

        On May 15, 2003, the Company’s Board of Directors and Audit Committee resolved that the monthly gross salary of Dr. Dishon, our director and former Chief Executive Officer (“CEO”), shall be increased to 44,000 NIS (approximately $9,800) for the period February 1, 2003 through July 31, 2003 and increased to 50,000 NIS (approximately $11,120) starting on August 1, 2003. These changes in the terms of compensation for Dr. Dishon were approved by our shareholders on September 1, 2003.

        On November 1, 2005, the Company’s Audit Committee and on November 2, 2005 the Company’s Board of Directors resolved that the monthly gross salary of Dr. Dishon shall be increased to 57,000 NIS (approximately $12,000) starting on July 1, 2005. These changes in the terms of compensation for Dr. Giora Dishon were approved by the General Meeting of the Company on August 31, 2006, for the period July 1, 2005 through June 30, 2006.

        Dr. Dishon beneficially owns 978,792 Ordinary Shares which include (i) fully vested options to purchase 270,750 Ordinary Shares, and (ii) 61,100 Ordinary Shares held in trust pursuant to the provisions of the tax laws of the State of Israel.

        In June 2006, the Company’s Audit Committee and the Company’s Board of Directors approved further increases in the salary of Dr. Dishon, as well as the grant of additional options. These changes in the terms of compensation for Dr. Giora Dishon were included in Item 11 of the agenda for the Annual General Meeting of the Company, which was held on August 31, 2006. On August 9, 2006, Dr. Dishon resigned from his position as CEO of the Company. Following his resignation and the resulting change of circumstances, the Company determined that it was appropriate to seek to amend the terms of Dr. Dishon’s employment prior to presenting such terms for shareholders’ approval. New terms of employment were negotiated and on August 28, 2006 the Board of Directors and the Audit Committee, acting on the recommendation of the Company’s Compensation Committee decided to approve such terms subject to shareholders’ approval. The employment agreement between the Company and Dr. Dishon, as approved by the Board of Directors on August 28, 2006, is now being presented to the shareholders for approval. The material terms of the agreement are as follows:

Position: Dr. Dishon shall be a consultant and an advisor to the new CEO of the Company, Mr. Gabi Seligsohn.

Salary and Options: Dr. Dishon will be paid a gross monthly salary of $15,000 payable in NIS and will be granted options to purchase up to 100,000 Ordinary Shares under the Company's Stock Option Plan No. 8.

Acceleration of Vesting Schedule: In the event of a sale or a merger of the Company subject to certain conditions, the vesting of the 100,000 options shall be accelerated so that all 100,000 options shall become exercisable and shall be considered fully vested, provided however that: a) at the date of completion and perfection occurrence of such acceleration event, Dr. Dishon is serving as an employee of the Company; and b) as a result of such event, Dr. Dishon ceases to hold a position in the Company.

Term and Termination: The agreement shall be in effect as of July 1, 2006. The Company may terminate Dr. Dishon’s employment with the Company by giving one month prior written notice. In such an event, Dr. Dishon shall be entitled to salary payments and all other benefits to which he was entitled during his employment in the Company during the 12-month period following termination. In the event that Dr. Dishon wishes to terminate his employment he shall be required to give the Company one month prior written notice. In such a case, Dr. Dishon shall be entitled to salary payments and all other benefits to which he was entitled during his employment with the Company during the 6-month period following termination. In addition, the options of Dr. Dishon shall continue to vest during the period Dr. Dishon receives salary payments after notice of termination has been given.

        The employment agreement with Dr. Giora Dishon is attached to this Proxy Statement as Appendix A. The above description is qualified in its entirety by reference to the employment agreement which the shareholders are being requested to approve.

        Under the provisions of Israeli law, compensation arrangements for members of the Board of Directors must be submitted for approval by the shareholders of the Company. The following resolution is proposed for consideration by the shareholders:

        RESOLVED: To approve the employment agreement between the Company and Dr. Giora Dishon, attached as Appendix A.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of of the employment agreement between the Company and Dr. Giora Dishon, attached as Appendix A.

ITEM NO. 2

PROPOSAL TO APPROVE THE EMPLOYMENT AGREEMENT BETWEEN
THE COMPANY AND DR. MOSHE FINAROV

        On May 15, 2003, the Company’s Board of Directors and Audit Committee resolved that the monthly gross salary of Dr. Finarov, our director and former CTO and Vice President of Technology, shall be increased to 40,000 NIS (approximately $8,900) for the period February 1, 2003 through July 31, 2003 and increased to 44,000 NIS (approximately $9,800) starting on August 1, 2003. These changes were approved by our shareholders on September 1, 2003.

On November 1, 2005, the Company’s Audit Committee and on November 2, 2005 the Company’s Board of Directors resolved that the monthly gross salary of Dr. Finarov shall be increased to 53,000 NIS (approximately $11,500) starting on July 1, 2005. These changes were approved by the General Meeting of the Company on August 31, 2006, for the period July 1, 2005 through June 30, 2006.

Dr. Finarov beneficially owns 885,441 Ordinary Shares which include fully vested options to purchase 238,500 Ordinary Shares.

        In June 2006, the Company’s Audit Committee and the Company’s Board of Directors approved further increases in the salary of Dr. Finarov as well the grant of additional options. These changes in the terms of compensation for Dr. Finarov were included in Item 13 of the agenda of the Annual General Meeting of the Company, which was held on August 31, 2006. On August 9, 2006, Dr. Finarov resigned from his position as CTO and Vice President of Technology of the Company. Following his resignation and the resulting change of circumstances, the Company has determined that it was appropriate to seek to amend the terms of Dr. Finarov’s employment prior to presenting them for the shareholders’ approval. New terms of employment were negotiated and on August 28, 2006, the Board of Directors and the Audit Committee, acting on the recommendation of the Company’s Compensation Committee, decided to approve such terms subject to shareholders’ approval. The employment agreement between the Company and Dr. Finarov, as approved by the Board of Directors on August 28, 2006, is now being presented to the shareholders for approval. The material terms of the agreement are as follows:

Position: Dr. Finarov shall be a consultant and an advisor to the new CEO of the Company, Mr. Gabi Seligsohn.

Salary and Options: Dr. Finarov will be paid a gross monthly salary of $14,000 payable in NIS and will be granted options to purchase up to 100,000 Ordinary Shares under the Company's Stock Option Plan No. 8.

Acceleration of Vesting Schedule: In the event of a sale or a merger of the Company subject to certain conditions, the vesting of the 100,000 options shall be accelerated so that all the 100,000 options shall become exercisable and shall be considered fully vested, provided however that: a) at the date of completion and perfection occurrence of such acceleration event, Dr. Finarov is serving as an employee of the Company; and b) as a result of such event, Dr. Finarov ceases to hold a position in the Company.

Term and Termination: The agreement shall be in effect as of July 1, 2006. The Company may terminate Dr. Finarov’s employment with the Company by giving one month prior written notice. In such an event, Dr. Finarov shall be entitled to receive salary payments and all other benefits to which he was entitled during his employment with the Company during 12-month period following termination. In the event that Dr. Finarov wishes to terminate his employment he shall be required to give the Company one month prior written notice of his decision to terminate his employment in the Company. In such a case, Dr. Finarov shall be entitled to salary payments and all other benefits to which he was entitled during his employment with the Company, during the 6-month period following termination. In addition, the options of Dr. Finarov shall continue to vest during the period Dr. Finarov receives salary payments after notice of termination has been given.

        The employment agreement with Dr. Moshe Finarov is attached to this Proxy Statement as Appendix B. The above description is qualified in its entirety by reference to the employment agreement which is the document that the shareholders are being requested to approve.

        Under the provisions of Israeli law, compensation arrangements for members of the Board of Directors must be submitted for approval by the shareholders of the Company. The following resolution is proposed for consideration by the shareholders:

        RESOLVED: To approve the employment agreement between the Company and Dr. Moshe Finarov, attached as Appendix B.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the employment agreement between the Company and Dr. Moshe Finarov, attached as Appendix B.

Appendix A

GIORA DISHON
EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is made effective as of the 1st day of July,
2006, by and between

Nova Measuring Instruments Ltd., (no. 51-181246-3) a corporation organized and existing under the laws of the State of Israel having its principal place of business at Rehovot, Israel, (the “Company”); and Giora Dishon, Israeli I.D. 005087358 (the “Employee”).

WHEREAS, the EMPLOYEE has served as CEO of the Company for a period of 14 years in accordance with an employment agreement executed on 14th of October 1993 (hereinafter: the “1993 Employment Agreement”); and

WHEREAS the Company has appointed a new CEO to the Company, and the Company desires to continue to employ the EMPLOYEE in a consulting and advisor post, and in accordance with the conditions, as set forth in the 1993 Employment Agreement except as amended by this agreement (the “Agreement”), and the EMPLOYEE desires to enter into such employment agreement, on the terms and conditions as set forth herein.

NOW, THEREFORE, in consideration of the respective agreements of the parties contained herein, the parties agree as follows:

1.	The terms of the Preamble above shall constitute an integral part of this Agreement.

2.	Application of the 1993 Employment Agreement.

All the terms and conditions of the 1993 Employment Agreement shall apply, subject to the explicit provisions of this Agreement, and except where amended by this Agreement.

3.	Post and Remuneration

3.1.	EMPLOYEE shall be employed by the Company in a consulting and advisor post to the new CEO, and beginning August, 2006 ceased to serve as the CEO of the Company.

3.2.	Salary. As of the date hereof and throughout the duration of this Agreement, the Company shall pay or cause to be paid to the EMPLOYEE a gross monthly salary of $15,000 (Fifteen thousand dollars US) payable in NIS. (the “Base Salary”).

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3.3.	Stock Options. In addition to the Base Salary, and subject to the terms and conditions of Stock Option Plan No. 8, including all exhibits, schedules and appendices attached thereto, EMPLOYEE shall be entitled to receive options to purchase up to 100,000 ordinary shares of Nova Measuring Instruments Ltd, on the date of the approval of this Employment Agreement by the General Meeting of Shareholders of the Company. The grant of such Options is subject to such adjustments as may be required under any applicable law, including without limitation, the use of a trustee for purposes of Section 102 of the Income Tax Ordinance.

For the removal of doubt it is hereby clarified that in the event of any conflict between the terms of the aforementioned Stock Option Plan and the terms of this Agreement, the terms of the Stock Option Plan shall prevail.

4.	Executive Insurance (Bituach Menahalim) and Education Fund

4.1.	As requested by the EMPLOYEE, the payments of the Company, as set forth in the 1993 Employment Agreement, shall be paid up to the permitted tax exemption ceiling, in accordance with relevant tax laws and regulations, as these may be amended from time to time. Beyond the permitted tax exemption ceiling, no deduction from the EMPLOYEE shall be made, while the contribution of the Company shall be paid, instead, directly to the EMPLOYEE.

4.2.	For the removal of doubt, it is hereby clarified that, subject to the provisions of all applicable laws and regulations, and without imposing increased payment obligations on the Company beyond those set forth herein-above, EMPLOYEE shall be entitled to adjust the percentages in the Executive Insurance Scheme from those set forth in the 1993 Employment Agreement.

4.3.	For the removal of doubt, it is hereby clarified that the amounts paid directly to the EMPLOYEE, in accordance with section 4.1 above as requested by the EMPLOYEE, shall not be considered as part of the Base Salary (“Regular Salary”) for the purposes of calculating Severance Pay.

5.	Term and Termination

5.1.	This Agreement shall come into effect on July 1, 2006.

5.2.	The Company may decide to terminate EMPLOYEE’s employment in the Company, upon provision to EMPLOYEE of one month prior written notice. In this event, EMPLOYEE shall be entitled to receive salary payments, including all terms, rights and conditions, to which he was entitled during his employment in the Company, and thus for a period of twelve (12) months from the date termination comes into effect.

5.3.	Without derogating from the foregoing, in the event that EMPLOYEE wishes to terminate his employment he shall be required to give one month prior written notice to the Company of his decision to terminate his employment in the Company. In this case EMPLOYEE shall be entitled to receive salary payments, including all terms, rights and conditions, to which he was entitled to during his employment in the Company and thus for a period of six months from the date the termination comes into effect.

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5.4.	In addition, and notwithstanding the provisions of Section 5 above, and notwithstanding anything to the contrary contained in Stock Option Plan 8, the options of EMPLOYEE shall continue to vest during the period EMPLOYEE receives salary payments after notice of termination has been given.

5.5.	Notwithstanding the foregoing, in the event of (i) a proposed sale of all or substantially all of the assets of the Company or; (ii) a proposed merger of the Company with or into another corporation or entity, where, following such transaction, the Company’s Shareholders hold less than 50% of the shares of the surviving entity; or (iii) a proposal to purchase the Company’s shares so that following such purchase the purchaser holds 50% or more of the Company’s Shares, provided that the purchaser is not numbered among the Company’s institutional investors at the date of the execution of the purchase agreement; (hereinafter, in each case: an “Acceleration Event”), the vesting process of said 100,000 options shall be accelerated so that all said 100,000 options shall become exercisable and shall be considered fully vested, provided however that:

a). at the date of completion and perfection occurrence of an Acceleration Event EMPLOYEE is serving as an employee of the Company; and

b). as a result of the Acceleration Event EMPLOYEE ceases to hold a position in the Company.

5.6.	At the termination of EMPLOYEE’s employment for whatever reason, EMPLOYEE undertakes to hand over his duties in an orderly way to whomsoever the Company shall appoint to replace EMPLOYEE.

5.7.	Upon the termination of EMPLOYEE’s employment in the Company, this Agreement, as well as all prior agreements, including the 1993 Employment Agreement, shall expire, subject to the application of the 1993 Employment Agreement provisions regarding the obligations of EMPLOYEE upon termination, including with respect to confidentiality and non competition.

IN WITNESS WHEREOF, the Company has caused the Agreement to be executed by its duly authorized officer, and the EMPLOYEE has executed the Agreement, as of November ,2006.

—————————————— Nova Measuring Instruments Ltd. By: _________, _________	—————————————— Giora Dishon

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Appendix B

Moshe Finarov
EMPLOYMENT AGREEMENT

        THIS EMPLOYMENT AGREEMENT is made effective as of the 1st day of July,
2006, by and between

Nova Measuring Instruments Ltd., (no. 51-181246-3) a corporation organized and existing under the laws of the State of Israel having its principal place of business at Rehovot, Israel, (the “Company”); and Moshe Finarov, Israeli I.D. 303626725 (the “Employee”).

WHEREAS, the EMPLOYEE has served as CTO of the Company for a period of 13 years in accordance with an employment agreement executed on 14th of October 1993 (hereinafter: the “1993 Employment Agreement”); and

WHEREAS the Company has appointed a new CEO to the Company, and the Company desires to continue to employ the EMPLOYEE in a consulting and advisor post, and in accordance with the conditions, as set forth in the 1993 Employment Agreement except as amended by this agreement (the “Agreement”), and the EMPLOYEE desires to enter into such employment agreement, on the terms and conditions as set forth herein.

NOW, THEREFORE, in consideration of the respective agreements of the parties contained herein, the parties agree as follows:

1.	The terms of the Preamble above shall constitute an integral part of this Agreement.

2.	Application of the 1993 Employment Agreement.

All the terms and conditions of the 1993 Employment Agreement shall apply, subject to the explicit provisions of this Agreement, and except where amended by this Agreement.

3.	Post and Remuneration

3.1.	EMPLOYEE shall be employed by the Company in a consulting and advisor post to the new CEO, and beginning August, 2006 ceased to serve as CTO of the Company.

3.2.	Salary. As of the date hereof and throughout the duration of this Agreement, the Company shall pay or cause to be paid to the EMPLOYEE a gross monthly salary of $14,000 (Fourteen thousand dollars US) payable in NIS. (the “Base Salary”).

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3.3.	Stock Options. In addition to the Base Salary, and subject to the terms and conditions of Stock Option Plan No. 8, including all exhibits, schedules and appendices attached thereto, EMPLOYEE shall be entitled to receive options to purchase up to 100,000 ordinary shares of Nova Measuring Instruments Ltd, on the date of the approval of this Employment Agreement by the General Meeting of Shareholders of the Company. The grant of such Options is subject to such adjustments as may be required under any applicable law, including without limitation, the use of a trustee for purposes of Section 102 of the Income Tax Ordinance.

For the removal of doubt it is hereby clarified that in the event of any conflict between the terms of the aforementioned Stock Option Plan and the terms of this Agreement, the terms of the Stock Option Plan shall prevail.

4.	Executive Insurance (Bituach Menahalim) and Education Fund

4.1.	As requested by the EMPLOYEE, the payments of the Company, as set forth in the 1993 Employment Agreement, shall be paid up to the permitted tax exemption ceiling, in accordance with relevant tax laws and regulations, as these may be amended from time to time. Beyond the permitted tax exemption ceiling, no deduction from the EMPLOYEE shall be made, while the contribution of the Company shall be paid, instead, directly to the EMPLOYEE.

4.2.	For the removal of doubt, it is hereby clarified that, subject to the provisions of all applicable laws and regulations, and without imposing increased payment obligations on the Company beyond those set forth herein-above, EMPLOYEE shall be entitled to adjust the percentages in the Executive Insurance Scheme from those set forth in the 1993 Employment Agreement.

4.3.	For the removal of doubt, it is hereby clarified that the amounts paid directly to the EMPLOYEE, in accordance with section 4.1 above as requested by the EMPLOYEE, shall not be considered as part of the Base Salary (“Regular Salary”) for the purposes of calculating Severance Pay.

5.	Term and Termination

5.1.	This Agreement shall come into effect on July 1, 2006.

5.2.	The Company may decide to terminate EMPLOYEE’s employment in the Company, upon provision to EMPLOYEE of one month prior written notice. In this event, EMPLOYEE shall be entitled to receive salary payments, including all terms, rights and conditions, to which he was entitled during his employment in the Company, and thus for a period of twelve (12) months from the date termination comes into effect.

5.3.	Without derogating from the foregoing, in the event that EMPLOYEE wishes to terminate his employment he shall be required to give one month prior written notice to the Company of his decision to terminate his employment in the Company. In this case EMPLOYEE shall be entitled to receive salary payments, including all terms, rights and conditions, to which he was entitled to during his employment in the Company and thus for a period of six months from the date the termination comes into effect.

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5.4.	In addition, and notwithstanding the provisions of Section 5 above, and notwithstanding anything to the contrary contained in Stock Option Plan 8, the options of EMPLOYEE shall continue to vest during the period EMPLOYEE receives salary payments after notice of termination has been given.

5.5.	Notwithstanding the foregoing, in the event of (i) a proposed sale of all or substantially all of the assets of the Company or; (ii) a proposed merger of the Company with or into another corporation or entity, where, following such transaction, the Company’s Shareholders hold less than 50% of the shares of the surviving entity; or (iii) a proposal to purchase the Company’s shares so that following such purchase the purchaser holds 50% or more of the Company’s Shares, provided that the purchaser is not numbered among the Company’s institutional investors at the date of the execution of the purchase agreement; (hereinafter, in each case: an “Acceleration Event”), the vesting process of said 100,000 options shall be accelerated so that all said 100,000 options shall become exercisable and shall be considered fully vested, provided however that:

a). at the date of completion and perfection occurrence of an Acceleration Event EMPLOYEE is serving as an employee of the Company; and

b). as a result of the Acceleration Event EMPLOYEE ceases to hold a position in the Company.

5.6.	At the termination of EMPLOYEE’s employment for whatever reason, EMPLOYEE undertakes to hand over his duties in an orderly way to whomsoever the Company shall appoint to replace EMPLOYEE.

5.7.	Upon the termination of EMPLOYEE’s employment in the Company, this Agreement, as well as all prior agreements, including the 1993 Employment Agreement, shall expire, subject to the application of the 1993 Employment Agreement provisions regarding the obligations of EMPLOYEE upon termination, including with respect to confidentiality and non competition.

IN WITNESS WHEREOF, the Company has caused the Agreement to be executed by its duly authorized officer, and the EMPLOYEE has executed the Agreement, as of November ,2006.

—————————————— Nova Measuring Instruments Ltd. By: _________, _________	—————————————— Moshe Finarov

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